As filed with the Securities and Exchange Commission on July 24, 2002
                                             Securities Act File No. 333-76896
                                     Investment Company Act File No. 811-06501
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                              ------------------

                                   FORM N-14

                            REGISTRATION STATEMENT

                                     UNDER

                          THE SECURITIES ACT OF 1933
              / /         PRE-EFFECTIVE AMENDMENT NO.
             /X/        POST-EFFECTIVE AMENDMENT NO. 1
                       (CHECK APPROPRIATE BOX OR BOXES)
                              ------------------

                   MUNIYIELD MICHIGAN INSURED FUND II, INC.*
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                              ------------------

                                (609) 282-2800
                       (AREA CODE AND TELEPHONE NUMBER)
                              ------------------

                            800 SCUDDERS MILL ROAD
                         PLAINSBORO, NEW JERSEY 08536
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:
                    NUMBER, STREET, CITY, STATE, ZIP CODE)
                              ------------------

                                TERRY K. GLENN
                   MUNIYIELD MICHIGAN INSURED FUND II, INC.
             800 SCUDDERS MILL ROAD, PLAINSBORO, NEW JERSEY 08536
       MAILING ADDRESS: P.O. BOX 9011, PRINCETON, NEW JERSEY 08543-9011
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)
                              ------------------

                                  Copies To:

     FRANK P. BRUNO, ESQ.                           PHILIP L. KIRSTEIN, ESQ.
SIDLEY AUSTIN BROWN & WOOD LLP                       FUND ASSET MANAGEMENT
       875 THIRD AVENUE                              800 SCUDDERS MILL ROAD
    NEW YORK, NY 10022-6225                           PLAINSBORO, NJ 08536


*Formerly, MuniYield Michigan Fund, Inc.

==============================================================================

This amendment consists of the following:

(1)  Facing Sheet of the Registration Statement.

(2)  Part C of the Registration Statement (including signature page).

     The Proxy Statement and Prospectus are incorporated by reference from Pre-Effective Amendment No. 1 to this Registration Statement (File No. 333-76896) filed on March 4, 2002.

     This amendment is being filed in order to file as Exhibit 12 to this Registration Statement, the tax opinion of Sidley Austin Brown & Wood LLP, tax counsel for the Registrant, and to file as Exhibit 16 to this Registration Statement, a power of attorney executed by each of the current members of the Registrant's Board of Directors.

                                    PART C

                               OTHER INFORMATION

Item 15.  Indemnification.

     Section 2-418 of the General Corporation Law of the State of Maryland,
Article VI of the Registrant's Articles of Incorporation, a form of which was previously filed as Exhibit 1(a) to the N-14 Registration Statement (defined below), By-Laws, which was previously filed as Exhibit 2 to the N-14 Registration Statement, and the Investment Advisory Agreement, a form of which was previously filed as Exhibit 6 to the N-14 Registration Statement, provide for indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "1933 Act"), may be provided to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with any successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     Reference is made to (i) Section 6 of the Purchase Agreement relating to the Registrant's Common Stock, which was filed as Exhibit 7(a) to the Pre-Effective Amendment No. 1 to the N-14 Registration Statement, and (ii)
Section 7 of the Purchase Agreement relating to the Registrant's auction market preferred stock ("AMPS"), which was filed as Exhibit 7(b) to the Pre-Effective Amendment No. 1 to the N-14 Registration Statement for provisions relating to the indemnification of the underwriter.

Item 16.  Exhibits.

1    (a)-- Articles of Incorporation of the Registrant, dated December 17,
           1991. (a)
     (b)-- Articles of Amendment to the Articles of Incorporation of the Registrant, dated January 19, 1992.(a)
     (c)-- Form of Articles of Amendment to the Articles of Incorporation of the Registrant. (b)
     (d)-- Articles Supplementary creating the Registrant's AMPS, dated April 6, 1992. (c)
     (e)-- Articles Supplementary creating AMPS, dated November 30, 1994. (a)
     (f)-- Articles of Amendment, dated November 30, 1994, to the Articles Supplementary, dated April 6, 1992 and November 30, 1994. (a)
     (g)-- Articles of Amendment, dated February 26, 2002, to the Articles Supplementary, dated April 6, 1992. (b)
     (h)-- Form of Articles of Amendment to the Articles Supplementary, dated April 6, 1992 and November 30, 1994. (b)


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

     (i)-- Form of Articles Supplementary creating the Registrant's Series B AMPS.(d)
2     --  By-Laws of the Registrant. (a)
3     --  Not Applicable.
4     --  Form of Agreement and Plan of Reorganization between the Registrant and MuniHoldings Michigan Insured Fund II, Inc. (included in Exhibit II to the Joint Proxy Statement and Prospectus contained in the N-14 Registration Statement).
5   (a)-- Copies of instruments defining the rights of stockholders, including the relevant portions of the Articles of Incorporation and the By-Laws of the Registrant. (e)
    (b)-- Form of specimen certificate for the common stock of the Registrant.
          (b)
    (c)-- Form of specimen certificate for the AMPS of the Registrant. (b)
6     --  Investment Advisory Agreement between Registrant and Fund Asset
          Management, L.P. (a)
7   (a)--  Purchase Agreement for the common stock. (b)
    (b)--  Purchase Agreement for the AMPS. (b)
    (c)--  Form of Merrill Lynch Standard Dealer Agreement. (b)
8      --  Not applicable.
9      --  Form of Custody Agreement between the Registrant and The Bank of New
           York ("BONY"). (b)
10     --  Not applicable.
11     --  Opinion and consent of Sidley Austin Brown & Wood LLP, counsel for the Registrant. (b)
12     --  Tax Opinion of Sidley Austin Brown & Wood LLP, tax counsel for the
           Registrant.
13  (a)--  Form of Registrar, Transfer Agency and Service Agreement between the Registrant and BONY. (b)
    (b)--  Auction Agent Agreement. (b)
    (c)-- Form of Agreement of Resignation, Appointment and Acceptance among the Registrant, IBJ Whitehall Bank & Trust Company and BONY. (f)
    (d)--  Form of Broker-Dealer Agreement. (b)
    (e)--  Letter of Representations. (b)
14  (a)--  Consent of Deloitte & Touche LLP, independent auditors for the
           Registrant. (b)
    (b)-- Consent of Ernst & Young LLP, independent auditors for MuniHoldings Michigan Insured Fund II, Inc. (b)
15     --  Not applicable.
16     --  Power of Attorney.
17     --  Not applicable.

----------------

(a) Refiled on January 17, 2002, as an Exhibit to the Registrant's Registration Statement on Form N-14 (File No. 333-76896) (the "N-14 Registration Statement") pursuant to Electronic Data Gathering, Analysis and Retrieval ("EDGAR") requirements.

(b) Filed on March 4, 2002 as an Exhibit to Pre-Effective Amendment No. 1 to the N-14 Registration Statement.

(c) Refiled on March 4, 2002, as an Exhibit to the N-14 Registration Statement pursuant to EDGAR requirements.

(d)  Filed on January 17, 2002 as an Exhibit to the N-14 Registration
     Statement.

(e)  Reference is made to Article V, Article VI (sections 2, 3, 4, 5 and 6),
     Article VII, Article VIII, Article X, Article XI, Article XII and Article XIII of the Registrant's Articles of Incorporation, previously filed as
     Exhibit 1(a) to the N-14 Registration Statement, and to Article II,
     Article III (sections 1, 2, 3, 5 and 17), Article VI, Article VII,
     Article XII, Article XIII and Article XIV of the Registrant's By-Laws previously filed as Exhibit 2 to the N-14 Registration Statement, and to the Articles Supplementary, previously filed as Exhibits 1(d) and 1(e) to the N-14 Registration Statement, and to the Articles of Amendment to the Articles Supplementary previously filed as Exhibits 1(f), 1(g) and 1(h) to the N-14 Registration Statement, and to the Form of Articles Supplementary previously filed as Exhibit 1(i) to the N-14 Registration Statement.

(f) Incorporated by reference to Exhibit 13(c) to the Registration Statement on Form N-14 of MuniYield Fund, Inc. (File No. 333-65242), filed on September 14, 2001.

Item 17.  Undertakings.

         (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

         (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.




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



                                  SIGNATURES

         As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the Township of Plainsboro and State of New Jersey, on the 24th day of July, 2002.

                           MUNIYIELD MICHIGAN INSURED FUND II, INC.
                                         (Registrant)

                           By:  /s/ DONALD C. BURKE
                              ------------------------------------------------
                               (Donald C. Burke, Vice President and Treasurer)


         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



             Signatures                           Title                           Date
             ----------                           -----                           ----
          TERRY K. GLENN*            President (Principal Executive
          ---------------                Officer) and Director
          (Terry K. Glenn)


          DONALD C. BURKE*            Vice President and Treasurer
          ----------------                (Principal Financial
         (Donald C. Burke)                 and Accounting Officer)


         JAMES H. BODURTHA*                     Director
         ------------------
        (James H. Bodurtha)


            JOE GRILLS*
         -----------------                      Director
            (Joe Grills)


         HERBERT I. LONDON*
         ------------------                     Director
        (Herbert I. London)


          ANDRE F. PEROLD*
         ------------------                     Director
         (Andre F. Perold)


        ROBERTA COOPER RAMO*
        --------------------                     Director
       (Roberta Cooper Ramo)


      ROBERT S. SALOMON, JR.*
      -----------------------                   Director
      (Robert S. Salomon, Jr.)


         MELVIN R. SEIDEN*
         -----------------                      Director
         (Melvin R. Seiden)


        STEPHEN B. SWENSRUD*
        --------------------                    Director
       (Stephen B. Swensrud)


       *By: /s/ DONALD C. BURKE
          -----------------------------------


                                      6




          (Donald C. Burke, Attorney-in-Fact)                           July 24, 2002


                                 EXHIBIT INDEX

Description

12   -    Tax Opinion of Sidley Austin Brown & Wood LLP, tax counsel for the
          Registrant.

16   -    Power of Attorney.